UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2023

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square,

London, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2023, Genius Sports Limited (the “Company”) issued an interim report for the three month period ended March 31, 2023. A copy of the interim report is attached hereto as Exhibit 99.1. The information contained in Exhibit 99.1 is incorporated by reference into the Company’s registration statements on Form F-3 (File No: 333-265466) and on Form S-8 (File Nos: 333-264254, 333-266904 and 333-269093).

In addition, on May 9, 2023, the Company issued a press release announcing the first quarter 2023 financial results for the Company. A copy of the press release is attached hereto as Exhibit 99.2.

EXHIBITS

Exhibit No.	Description

99.1	Genius Sports Limited interim report for the three month period ended March 31, 2023.

99.2	Press release dated May 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: May 9, 2023	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

4